

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2021

Yishai Cohen
Chairman, CEO and President
Landa App LLC
1 Pennsylvania Plaza, 36th Floor
New York, NY 10119

> **Re: Landa App LLC**
> **Amendment No. 2 and 3 to**
> **Offering Statement on Form 1-A**
> **Filed January 21 and 22, 2021**
> **File No. 024-11377**

Dear Mr. Cohen:

We have reviewed your amended offering statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2020 letter.

Amendment 2 to Offering Statement on Form 1-A filed January 21, 2021

Distribution Policy, page 56

1. We note your response to comment 2. Given the factors outlined in comment 2 (e.g., potentially significant impact of unanticipated capital expenditures and repairs, short term nature of leases), we are unable to agree with your determination that you have a reasonable basis for projecting a cash distribution. Please revise your filing to remove your disclosure of projected cash distributions. Please make corresponding revisions to your testing the water materials filed as exhibit 13.1. With respect to your testing the waters materials, please also refer to Rule 255(d), as applicable.

<u>Landa App LLC Financial Statements as of and for the Nine Months Ended September 30, 2020,
page F-11</u>

2.   We note your disclosure on page F-10 that the Company filed Certificates of Registered
     Series Limited Liability Company with the Secretary of State of the State of Delaware to
     register eight series entities in May 2020. Please tell us the inception date of each
     Series. To the extent the inception date was after January 1, 2020, please tell us how you
     determined it was not necessary for the audit opinion, financial statement headings, and
     footnotes to reflect the period of inception to September 30, 2020 for each Series.

<u>Pro Forma Condensed Combined Financial Statements, page F-29</u>

3.   Please tell us how you determined it was appropriate to reflect the receipt of offering
     proceeds in your pro forma financial statements, given that this offering is a best-efforts
     offering with no minimum.

4.   We note your pro forma adjustments that you are making to property operating expenses.
     Please revise your notes to your pro forma financial statements to clearly explain these
     adjustments and the assumptions involved. Reference is made to Rule 8-05 and Rule 11-
     02(a)(8) of Regulation S-X.

5.   In your pro forma statements of operations, it appears that the column with the heading
     that begins with "Landa Propertes - ..." (e.g. "Landa Properties - 115 Sardis Street") is
     based on the period the properties were owned by Landa Properties LLC. For certain
     properties, we note that the rental income and property operating expenses in this column
     do not appear to be consistent with the rental income and property operating expenses
     from the Georgia Single-Family Home Portfolio Combined Statements of Revenues and
     Certain Expenses. Please tell us how you determined it was unnecessary for the rental
     income and property operating expenses in this column to reflect the amounts from the
     Georgia Single-Family Home Portfolio Combined Statements of Revenues and Certain
     Expenses, which are historical statements. Reference is made to Rule 8-05 and Rule 11-
     02(a)(4) of Regulation S-X.

<u>Exhibits</u>

6.   We note the references to lead-based paint in certain of the property appraisal reports.
     Please include a risk factor that discusses the material risks associated with the presence
     of lead-based paint in your properties or explain to us why you do not view this as a
     material risk for your properties or business.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lillian Brown